Filed by Spansion Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spansion Inc.

Commission File No.: 001-34747

On December 1, 2014, Cypress and Spansion signed a definitive agreement to merge in a stock-for-stock transaction, creating a global embedded systems provider with leadership positions in microcontrollers and memory. The merger is expected to close in the first half of 2015.

Employee FAQs

1.	WHY ARE WE MERGING?	2

2.	WHO IS CYPRESS?	2

3.	WHO IS SPANSION?	3

4.	WHAT ARE THE TERMS OF THE AGREEMENT?	4

5.	WHAT IS THE TIMELINE?	4

6.	WHAT DOES THIS MEAN FOR EMPLOYEES?	4

7.	WHY ARE CYPRESS AND SPANSION A GOOD CULTURAL MATCH?	5

8.	WHAT ARE THE ADVANTAGES OF THE COMBINED COMPANY?	5

9.	HOW COMPLEMENTARY ARE CYPRESS AND SPANSION PRODUCTS?	6

10.	WHAT IS THE BENEFIT TO CUSTOMERS?	6

11.	WHAT WILL BE THE NAME OF THE NEW COMPANY?	6

12.	WHO WILL BE ON THE LEADERSHIP TEAM OF THE COMBINED COMPANY?	6

13.	HOW WILL THE TWO COMPANIES BE INTEGRATED?	6

14.	WHERE WILL THE NEW COMPANY MANUFACTURING BE LOCATED?	7

15.	WILL THIS MERGER AFFECT MY BENEFITS?	7

16.	WILL SPANSION EMPLOYEES IN SUNNYVALE MOVE TO THE NEW SPANSION BUILDING IN SAN JOSE?	7

17.	WILL THE COMBINED COMPANY CONTINUE TO OFFER A DIVIDEND?	7

18.	HOW WILL CUSTOMERS FIND PRODUCT INFORMATION AND GET SUPPORT?	7

19.	WHERE DO I GO IF I HAVE MORE QUESTIONS?	7

1.	WHY ARE WE MERGING?

We have a very unique opportunity here and we couldn’t be more excited about the combination of two great companies. This is a truly transformational merger that brings together the leading NOR flash company in the world, the leading SRAM company in the world and one of the top 10 largest MCU suppliers in the world. Combined we will have a broad roadmap of ARM®-based MCUs and PSoC-enhanced products. We also have one of the best manufacturing companies in the world with American wafer fabs and trusted fab status. In addition, the synergies created are substantial. Both of our companies grew to leading positions in our respective memory fields and then diversified into embedded systems with a focus on the microcontroller market.

2.	WHO IS CYPRESS?

Revenue: $750M (Q3’14 annualized)

Employees: ~3,500 (as of December 1, 2014)

Founded: 1982

Headquarters: San Jose, California

Ticker: CY (NASDAQ Global Select Market)

Cypress delivers high-performance, mixed-signal, programmable solutions that provide customers with rapid time-to-market and exceptional system value. Cypress offerings include the flagship PSoC® 1, PSoC 3, PSoC 4 and PSoC 5LP programmable system-on-chip families. Cypress is the world leader in capacitive user interface solutions including CapSense® touch sensing, TrueTouch® touchscreens and trackpad solutions for notebook PCs and peripherals. Cypress is a world leader in USB controllers, which enhance connectivity and performance in a wide range of consumer and industrial products. Cypress is also the world leader in SRAM and nonvolatile RAM memories. Cypress serves numerous major markets, including consumer, mobile handsets, computation, data communications, automotive, industrial and military.

Cypress’s Core Values:

•	CYPRESS IS ABOUT WINNING.

•	CYPRESS PEOPLE ARE “ONLY THE BEST.”

•	WE “DO WHAT’S RIGHT FOR CYPRESS.”

•	WE MAKE OUR NUMBERS.

•	WE MAKE THE WORLD’S BEST SEMICONDUCTOR SOLUTIONS.

3.	WHO IS SPANSION?

Revenue: $ 1,264M (Q3’14 annualized)

Employees: 3,800 (as of November 1, 2014)

Founded: 2003

Headquarters: Sunnyvale, California

Ticker: CODE (NYSE)

Spansion’s microcontroller division designs and develops general-purpose and specialized 8-,16- and 32-bit microcontrollers that are widely used in automotive, industrial and consumer applications. Its analog and mixed signal division develops power management integrated circuits (PMICs) as well as high-efficiency, low-power analog products for digital audio, visual, mobile, automotive and industrial markets. Spansion’s broad range of flash memory includes parallel NOR, serial NOR, HyperFlash™ memory, HyperRAM™ memory, NAND and e.MMC, as well as integrated products that combine MCUs and HyperBus™ interface and memories.

Spansion’s Core Values:

•	INTEGRITY

•	WINNING TOGETHER

•	SMART INNOVATION

•	ACCOUNTABILITY

•	DETERMINATION

•	FLEXIBILITY

4.	WHAT ARE THE TERMS OF THE AGREEMENT?

Cypress and Spansion have agreed to combine in a tax-free, stock-for-stock merger of equals. At the closing, each share of Spansion will be exchanged for 2.457 shares of Cypress. This exchange ratio will result in Cypress and Spansion shareholders each owning approximately 50% of the combined company at closing.

5.	WHAT IS THE TIMELINE?

The agreement was signed on December 1, 2014, and was unanimously approved by the Board of Directors of both Cypress and Spansion. The merger is conditioned upon the approval by each company’s shareholders, various government and regulatory approvals, and other customary closing conditions for a transaction of this nature. We expect these conditions to be met and the merger to be closed in the first half of 2015.

6.	WHAT DOES THIS MEAN FOR EMPLOYEES?

This merger of equals positions the combined company for new growth opportunities across our business by expanding our geographical presence, strengthening our product portfolio for embedded systems, and enhancing our positioning in strategic end-markets. Merging the two companies strengthens our position in the industry and provides the potential to accelerate growth and to scale investment in new products and solutions.

The enhanced growth prospects of the combined business will provide career enhancement opportunities for employees for the long term. The better we all perform, the more opportunities we will have.

Until the closing of the merger, each company will operate completely independently – working hard to create and sell new solutions, improve quality, take care of our customers and continue to reduce costs.

Leadership teams from each company are developing a comprehensive integration plan for the merger that will be implemented after the closing, and employees from each company will be participating in the planning and execution of the integration. The challenge that we face is to create a highly effective organization that leverages the strengths of each company while realizing the synergies committed to our combined shareholders. We will be methodical and thoughtful about decisions relating to organizational change as we build the combined company with best-in-class processes, programs and people. We are not announcing any specific plans at this time. We will update employees as more information becomes available.

For any employees affected by a reduction-in-force due to the integration of the two companies, the combined company will provide for a severance package and proper treatment of other employment benefits under local laws.

7.	WHY ARE CYPRESS AND SPANSION A GOOD CULTURAL MATCH?

Cypress and Spansion have very similar cultures with a commitment to winning deeply embedded in their respective core values. Both companies have succeeded over the long term, and have expanded beyond their core strengths in specialized memory for embedded systems to deliver leading embedded processing products. Cypress and Spansion are both focused on growing in the embedded market by providing innovative products and solutions in Automotive, Internet of Things, Industrial, Communications and Consumer markets.

8.	WHAT ARE THE ADVANTAGES OF THE COMBINED COMPANY?

The combined company will deliver world-class solutions based on integrating memory, analog, mixed-signal, microcontroller and USB products with our firmware, software and programmability expertise.

Total revenue will be about $2B, including $1B in embedded solutions (MCU, PSoC, Analog and USB) and $1B in embedded memory (Flash and SRAM). We will benefit from economies of scale to improve efficiency, achieving more than $135M in annual savings within three years. We will also be able to improve service levels while providing better support for our customers globally.

The combined company will benefit from:

•	Cypress’s SRAM, nonvolatile FRAM, nonvolatile SRAM, TrueTouch, capacitive touch, USB and PSoC products will enhance Spansion’s flash, MCU and analog portfolio

•	Spansion’s microcontroller and embedded flash memory products, in addition to its strong worldwide customer connections, will complement Cypress’s product portfolio

•	Expanded and complementary products revenue streams will result in more stable revenue and profit generation on a quarterly basis

•	Significant manufacturing synergies will be achieved, with the potential for incremental customer/channel revenues due to a broader product portfolio

The combined company will be stronger than either company individually.

9.	HOW COMPLEMENTARY ARE CYPRESS AND SPANSION PRODUCTS?

While the companies have similar strengths as embedded processing and memory companies, there is no direct product overlap. Cypress has leadership in SRAM, Spansion has leadership in NOR. Cypress has a leadership position in PSoC and USB, while Spansion has a leadership position in high-performance MCUs. The combined product portfolio will provide customers with a larger breadth of options for their embedded systems designs.

10.	WHAT IS THE BENEFIT TO CUSTOMERS?

Customers will now have more options for a broad embedded product line offering (memory, PSoC, microcontroller, analog, mixed-signal), have access to increased systems-level expertise, and a continued commitment to quality, longevity, service and advanced technologies and products. In the future, this combination will enable us to produce even more advanced products and systems solutions for next-generation automotive, industrial and consumer applications electronics, resulting in faster and more energy-efficient products for our customers.

11.	WHAT WILL BE THE NAME OF THE NEW COMPANY?

The combined company will retain the name Cypress Semiconductor Corporation.

12.	WHO WILL BE ON THE LEADERSHIP TEAM OF THE COMBINED COMPANY?

T.J. Rodgers will be the CEO and remain on the board. John Kispert will join the board and chair the operations committee. The eight-member board of directors will consist of four members each from the prior boards of Spansion and Cypress. Spansion chairman Ray Bingham will be non-executive chairman. Thad Trent will be the CFO. For the time being, each company will continue to operate with their current structure. Additional changes will be announced as we complete the integration process.

13.	HOW WILL THE TWO COMPANIES BE INTEGRATED?

While we await approval of the merger, both companies will operate independently.

The Cypress and Spansion teams have already been working closely together and will develop a comprehensive and cohesive integration plan prior to closing. This way, when we do close the transaction, we will “hit the ground running.”

14.	WHERE WILL THE NEW COMPANY MANUFACTURING BE LOCATED?

Spansion has facilities in Austin (fab) and Bangkok (assembly & test). Spansion’s foundry partners include Fujitsu, XMC, UMC and Tower Jazz, and major assembly/test partners include J-Devices, Nantong, ChipMOS and ASE. Cypress has facilities in Minnesota (fab) and Manila (assembly & test). Cypress foundry partners include HH Grace, TI and UMC. Cypress’s major assembly & test partner is ASE. The integration planning will address the appropriate utilization across the combined company’s internal and external sources.

15.	WILL THIS MERGER AFFECT MY BENEFITS?

This merger will have no effect on 2015 benefits. Spansion employees will continue with Spansion benefits for 2015. Cypress employees will continue with Cypress benefits for 2015. Any changes for 2016 and beyond will be announced after integration planning.

16.	WILL SPANSION EMPLOYEES IN SUNNYVALE MOVE TO THE NEW SPANSION BUILDING IN SAN JOSE?

We are re-examining this. At this time, the move is on hold.

17.	WILL THE COMBINED COMPANY CONTINUE TO OFFER A DIVIDEND?

Yes, the combined company will continue to pay $0.11 per share in quarterly dividends to stockholders.

18.	HOW WILL CUSTOMERS FIND PRODUCT INFORMATION AND GET SUPPORT?

Initially, both Spansion and Cypress will continue operating their own independent websites and sales & distribution channels. It is in both companies’ best interests to minimize the impact to our customers, create one sales and marketing organization, and make this transition as smooth as possible.

19.	WHERE DO I GO IF I HAVE MORE QUESTIONS?

There will be a series of site meetings held globally, delivered by members of the executive staff. Detailed schedules and logistical information will be posted on both the Spansion and Cypress intranet sites.

Additionally, you can speak with your immediate manager or human resources representative about any questions you may have. We will be providing additional updates as warranted.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including with respect to the anticipated timing, completion and effects of the proposed merger between Cypress and Spansion. These statements are based on management’s current expectations and beliefs, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These forward-looking statements include statements about future financial and operating results; benefits of the transaction to customers, stockholders and employees; potential synergies and cost savings; the ability of the combined company to drive growth and expand customer and partner relationships; and other statements regarding the proposed transaction. Forward-looking statements may contain words such as “will be,” “will,” “expected,” “anticipate,” “continue,” or similar expressions, and include the assumptions that underlie such statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Cypress or Spansion stockholders to approve the proposed merger; failure to achieve regulatory approval; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees, customers and suppliers; and other factors, including those set forth in the most current Form 10-K, Form 10-Q and 8-K reports filed by Cypress and Spansion with the Securities and Exchange Commission (the “SEC”). All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof, and Cypress and Spansion are under no obligation (and expressly disclaim any such obligation) to update or revise their forward-looking statements whether as a result of new information, future events, or otherwise.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed merger, Cypress intends to file a registration statement on Form S-4, which will include a preliminary prospectus and related materials to register the shares of Cypress common stock to be issued in the merger, and Cypress and Spansion intend to file a joint proxy statement/prospectus and other documents concerning the proposed merger with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CYPRESS, SPANSION, AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when they are available) and any other documents filed by Cypress and Spansion with the SEC at the SEC’s website at www.sec.gov. They may also be obtained for free by contacting Cypress Investor Relations at http://investors.cypress.com/contactus.cfm or by telephone at (408) 943-2656 or by contacting Spansion Investor Relations at investor.relations@spansion.com or by telephone at (408) 962-2500. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Participants in the Solicitation

Each of Spansion and Cypress and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Cypress or Spansion security holders in connection with the proposed merger will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC. Information regarding Spansion’s executive officers and directors is included in Spansion’s Proxy Statement for its 2014 Annual Meeting of Stockholders, filed with the SEC on April 18, 2014, and its Current Report on Form 8-K, filed with the SEC on August 19, 2014, and information regarding Cypress’ executive officers and directors is included in Cypress’ Proxy Statement for its 2014 Annual Meeting of Stockholders, filed with the SEC on March 28, 2014 and its Current Report on Form 8-K, filed with the SEC on April 2, 2014. Copies of the foregoing documents may be obtained as provided above. Certain executive officers and directors of Cypress and Spansion have interests in the transaction that may differ from the interests of Cypress and Spansion stockholders generally. These interests will be described in the joint proxy statement/prospectus when it becomes available.